UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission file number: 001-16429

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ABB Ltd

(Exact name of registrant as specified in its charter)

Switzerland

(Jurisdiction of incorporation or organization)

Affolternstrasse 44

CH-8050 Zurich

Switzerland

(Address of principal executive offices)

Richard A. Brown

Affolternstrasse 44

CH-8050 Zurich

Switzerland

Telephone: +41-43-317-7111

Facsimile: +41-43-317-7992

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Introduction

ABB Ltd is a corporation organized under the laws of Switzerland. In this Form SD and the attached Conflict Minerals Report (included as Exhibit 1.01), “ABB”, the “Company”, “we”, and “our” refer to ABB Ltd and its consolidated subsidiaries. ABB is a foreign private issuer as defined under Rule 405 of Regulation C under the Securities Act of 1933 and Rule 3b-4 under the Securities Exchange Act of 1934. Our shares are currently listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (in the form of American Depositary Shares).

Conflict minerals are defined as cassiterite, columbite-tantalite and wolframite, and their derivatives, which are limited to tin, tantalum and tungsten, as well as gold (3TG). The functionality of a substantial portion of our global product portfolio relies on the use of direct materials, especially electronic components, which include amounts of tin, tantalum, tungsten or gold (necessary conflict minerals). For example, tin, tantalum, tungsten and gold are each contained respectively in weld wire, capacitors, electronic contacts and electrical connection coatings, each of which are components in many of our products. Our operating businesses and their products are described in more detail below.

In 2020, we operated our business through five businesses based on products and services. These businesses included: Electrification, Industrial Automation, Motion, Robotics & Discrete Automation, and (through July 1, 2020) Power Grids. We also have certain business operations relating to our remaining engineering, procurement, and construction (EPC) contracts, which are being wound down and managed in a separate business unit outside of those businesses. In December 2018, we announced an agreement to divest 80.1 percent of our Power Grids business to Hitachi Ltd which, was completed on July 1, 2020. The scope of our procedures included in this Form SD and the attached Conflict Minerals Report includes the operations of the Power Grids business for the first six months of 2020 and represents approximately 16% of our total suppliers sampled. The description of our businesses and their main products in 2020 is as follows:

•          Electrification: manufactures and sells electrical products and solutions which are designed to provide safe, smart and sustainable electrical flow from the substation to the socket. The portfolio of increasingly digital and connected solutions includes electric vehicle charging infrastructure, renewable power solutions, modular substation packages, distribution automation products, switchboard and panelboards, switchgear, UPS solutions, circuit breakers, measuring and sensing devices, control products, wiring accessories, enclosures and cabling systems and intelligent home and building solutions, designed to integrate and automate lighting, heating, ventilation, security and data communication networks. In February 2020 we completed the sale of our solar inverters business to FIMER S.p.A, and was not included in the scope of our suppliers sampled as the activity level was not material to the operations of the Business Area.

•          Industrial Automation: develops and sells a broad range of industry-specific, integrated automation and electrification systems and solutions, as well as digital solutions, lifecycle services and artificial intelligence applications for the process and hybrid industries. Products and solutions include process and discrete control technologies, advanced process control software and manufacturing execution systems, sensing, measurement and analytical instrumentation, electric ship propulsion systems and large turbochargers. In addition, the business  offers a comprehensive range of services ranging from repair to advanced services such as remote monitoring, preventive maintenance, asset performance management and cybersecurity services.

•          Motion: manufactures and sells drives, motors, generators, traction converters and mechanical power transmission products that are driving the low-carbon future for industries, cities, infrastructure and transportation. These products, digital technologies and related services enable industrial customers to increase energy efficiency, improve safety and reliability, and achieve precise control of their processes.

•          Robotics & Discrete Automation: develops and sells robotics and machinery automation solutions through two operating divisions. The Robotics division includes: industrial robots, software, robotic solutions and systems, field services, spare parts, and digital services. The Machine Automation division specializes in solutions based on its programmable logic controllers (PLC), industrial PCs (IPC), servo motion, transport systems and machine vision. Both divisions offer engineering and simulation software as well as a comprehensive range of digital solutions.

•          Power Grids:  offered a range of products, systems, service and software solutions across the power value chain of generation, transmission and distribution, to utility, industry, transport & infrastructure customers through July 1, 2020. These offerings addressed existing and evolving grid needs such as the integration of renewables, digital substations, network control solutions, microgrids and asset management. The portfolio included AC and DC transmission systems, substations, as well as a wide range of power, distribution and traction transformers and an array of high-voltage products, such as circuit breakers, switchgear and capacitors.

As ABB files reports with the U.S. Securities and Exchange Commission under Section 13(a) of the Securities Exchange Act of 1934, and is a user of necessary conflict minerals to produce its manufactured products, ABB is subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (17 CFR Parts 240 and 249b). ABB’s Policy on Conflict Minerals can be found at https://global.abb/group/en/about/supplying/material-compliance/conflict-minerals-policy.

The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 1 - Conflict Minerals Disclosures

a.      We have concluded that during the 2020 calendar year:

                   i.      based on an analysis of our global product offering, we manufactured products containing conflict minerals and have determined that the use of these minerals was necessary to the functionality or production of these products.

                 ii.      based on the Reasonable Country of Origin Inquiry (RCOI) conducted (see below), we have reason to believe that a portion of the Company’s necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo (DRC) or an adjoining country1 (collectively the “covered countries”) and may not be from recycled or scrap sources.

b.      Description of RCOI

We are a large organization and have manufacturing facilities located around the world. In 2020, we manufactured products in more than 500 product lines and had approximately 50,000 unique direct material suppliers.

To assess whether the necessary conflict minerals in our products originated from the covered countries, we performed a RCOI by identifying direct suppliers of products likely to contain 3TG and surveying a sample of these suppliers using the Conflict Minerals Reporting Template (CMRT) as developed and issued by the Responsible Minerals Initiative (RMI) of the Responsible Business Alliance (RBA) and the Global eSustainability Initiative (GeSI).

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1                       Adjoining countries of the Democratic Republic of the Congo are: Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

During 2020, we focused on increasing the quality of responses from the sample of suppliers selected for surveying. We continue to utilize customized systems to track the link between the components purchased from our suppliers and our products allowing us to make a focused selection of the relevant suppliers of 3TG. We continue to require a high level of quality supplier response to be accepted. The response rate from our suppliers was in excess of 90% in both 2020 and 2019 as we continue to execute a structured due diligence process and provide training to our suppliers where needed.

In 2020, we selected approximately 3,500 suppliers to be surveyed based on the identification of components containing 3TG within ABB products. We continue to refine the selection process by reducing the numbers of suppliers invited whom do not supply ABB with 3TG. We believe our current RCOI and the number of surveyed suppliers provides a sufficient level of coverage that could allow us to appropriately assess the conflict status of our products.

As part of our RCOI, suppliers provided us the names of the original smelters/refiners used to process 3TG contained in their products. Based on the list of processing facilities we have compiled and based on smelter/refiner-specific country sourcing information we have received through our membership in the RMI, we believe that some of the necessary conflict minerals in our products may have originated from the covered countries and were not from recycled or scrap sources. Although most suppliers who responded to our survey were able to provide us with a list of the original smelters/refiners that they identified as being used to process 3TG contained in their products, most of our suppliers were unable to identify and represent which smelters/refiners were specifically used for the 3TG in the products or materials supplied to ABB. Therefore, the lists of smelters/refiners provided by suppliers may contain facilities that were not used to process 3TG contained in the components they provided to us.

c.      Disclosure of this Form and the Conflict Minerals report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report are available on our website at https://global.abb/group/en/investors  under “Quarterly results and annual reports”, “2020”, “SEC & XBRL filings”.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ABB LTD

	By:	/s/ Timo Ihamuotila
Date: May 26, 2021		Name:	Timo Ihamuotila
		Title:	Executive Vice President and Chief Financial Officer

	By:	/s/ Richard A. Brown
Date: May 26, 2021		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance